CUSIP No. 59861T100

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Migo Software, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

59861T100
(CUSIP Number)

Michael L. Hummell

President and Chief Executive Officer

Lifeboat Holdings, Inc. (fka StompSoft, Inc.)

17835 Skypark Circle, Bldg 14, Suite D

Irvine, CA 92614

(949) 263-8550 x202

With a copy to:

Robert B. Goldberg, Esq.

Ellis Funk, P.C.

3490 Piedmont Road, Suite 400

Atlanta, GA 30305

(404) 233-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240. 13d-l(f) or 240. 13d-I(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 59861T100

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lifeboat Holdings, Inc. (fka StompSoft, Inc.), I.R.S. Identification No. 33-0723605

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 12,000,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 12,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (1)

14	TYPE OF REPORTING PERSON CO

(1)	Based on 105,055,613 shares of common stock as reported on Issuer’s Form 10-QSB filed August 14, 2007.

CUSIP No. 59861T100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gilbert Martinez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 837,840

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 837,840

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 59861T100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael Hummell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 2,946,276

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 2,946,276

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,946,276

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 59861T100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Steven Skaggs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 1,650,240

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 1,650,240

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,240

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 59861T100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Todd McWhirter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 1,925,280

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 1,925,280

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,925,280

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 59861T100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Brian E.H. Fleenor and Judy L. Fleenor, Trustees of Brian and Judy Fleenor Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 1,265,160

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 1,265,160

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,265,160

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 59861T100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Brian Fleenor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 1,265,160 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 1,265,160 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,265,160 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%

14	TYPE OF REPORTING PERSON IN

(1)	Brian Fleenor is the co-trustee of the following Reporting Person which owns these shares: Brian E.H. Fleenor and Judy L. Fleenor, Co-Trustees of Brian and Judy Fleenor Trust.

CUSIP No. 59861T100

This Amendment No. 2 amends the Schedule 13D and Amendment No. 1 thereto previously filed by Lifeboat Holdings, Inc. (formerly known as StompSoft, Inc.)(“Lifeboat Holdings”), with the Securities and Exchange Commission on January 10, 2007 and May 30, 2007 (the initial Schedule 13D and Amendment No. 1 thereto being collectively referred to as the “Statement”) with respect to the common stock, $0.0001 par value per share (the “Shares”), of Migo Software, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 555 Twin Dolphin Drive, Suite 650, Redwood City, California 94065. Capitalized terms used but not defined herein have the meanings given to them in the Statement. Except as restated in this Amendment No. 2, the Statement remains unchanged.

CUSIP No. 59861T100

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated entirely to read as follows:

          Between June 29, 2007 and August 2, 2007, Lifeboat Holdings completed the sale of 3,000,000 shares of the Issuer’s common stock in open market transactions at prices of $.21 to $.2263 per share. The purpose of the transaction was to divest these 3,000,000 shares to raise working capital for Lifeboat Holdings.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated entirely to read as follows:

(a) See Rows 11 and 13 of the Cover Pages. Lifeboat Holdings holds a total of 12,000,000 shares of the common stock of the Issuer, which represents approximately 11.4% of Issuer’s outstanding stock, as set forth in Issuer’s Form 10-QSB filed by Issuer with the Securities and Exchange Commission on August 14, 2007.

(b) See Rows 7 through 10 of the Cover Pages. Lifeboat Holdings has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the Shares reported by it in Item 5(a).

(c) Between June 29, 2007 and August 2, 2007, 3,000,000 shares of the Issuer’s common stock were sold by Lifeboat Holdings in open market transactions through the securities brokerage firm of C.E. Unterberg, Towbin of New York at prices of $.21 to $.2263 per share.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2007

Lifeboat Holdings, Inc.

By: Name: Title:	/s/ Michael L. Hummell Michael L. Hummell President and Chief Executive Officer

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2007

By: Name:	/s/ Gilbert Martinez Gilbert Martinez

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2007

By: Name:	/s/ Steven Skaggs Steven Skaggs

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2007

By: Name:	/s/ Todd McWhirter Todd McWhirter

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2007

By: Name:	/s/ Michael Hummell Michael Hummell

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2007

Brian E.H. Fleenor and Judy L. Fleenor, Co-Trustees of Brian and Judy Fleenor Trust

By: Name:	/s/ Brian E. H. Fleenor Brian E. H. Fleenor

By: Name:	/s/ Judy L. Fleenor Judy L. Fleenor

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2007

By: Name:	/s/ Brian E. H. Fleenor Brian Fleenor